Exhibit 12.01
VALERO ENERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30, 2012
			Year Ended December 31,

			2011		2010		2009	2008		2007
Earnings:
Income (loss) from continuing operations before income tax expense (benefit), excluding income from equity investees	$2,180		$3,322		$1,481		$(334)	$268		$6,202
Add:
Fixed charges	537		735		743		701	626		631
Amortization of capitalized interest	18		23		20		18	17		13
Distributions from equity investees	1		—		10		—	—		—
Less:
Interest capitalized	(164)		(152)		(90)		(105)	(92)		(101)
Total earnings	$2,572		$3,928		$2,164		$280	$819		$6,745

Fixed charges:
Interest expense, net	$243		$401		$484		$416	$360		$357
Interest capitalized	164		152		90		105	92		101
Rental expense interest factor (a)	130		182		169		180	174		173
Total fixed charges	$537		$735		$743		$701	$626		$631

Ratio of earnings to fixed charges	4.8	x	5.3	x	2.9	x	(b)	1.3	x	10.7	x

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)
For the year ended December 31, 2009, earnings were insufficient to cover fixed charges by $421 million. The deficiency included the effect of a $222 million pre-tax impairment loss resulting from the permanent cancellation of certain capital projects classified as “construction in progress” as a result of the unfavorable impact of the economic slowdown on refining industry fundamentals during the year. The deficiency was also partially attributable to a $120 million loss contingency accrual related to our dispute of a turnover tax on export sales in Aruba.